UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	October 28, 2011	By /s/ Prakoso Imam Santoso

(Signature)

Prakoso Imam Santoso
ActingVice President Investor Relation

PRESS  RELEASE

TEL. 242 /PR000/COP-A0070000/2011

TELKOM RECORDED OPERATING REVENUE OF Rp53.05 TRILLION

Jakarta, October 28, 2011 - Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("TELKOM" or the “Company”) has filed its un-audited Financial Statements for the nine month period ended September 30, 2011 with BAPEPAM-LK (the Indonesian Capital Market Supervisory Agency).

As of September 30, 2011, TELKOM recorded an increase in the number of subscribers compared to the same period in 2010, whereas telephony subscribers increase 10.6% from 118.2 million to 130.7 million, consisting of cellular subscribers (Telkomsel) which increase 11.8% from 93.1 million to 104.1 million, Flexi subscribers which increase 7.9% from 16.7 million to 18.1 million and wireline subscribers which increase 2.1% from 8.3 million to 8.5 million.

Broadband users recorded a significant increase of  75.1%  compared to the same period in 2010 from 6.4 million to 11.2 million, consisting of Speedy customers which increase 42.7% from 1.5 million to 2.2 million, Telkomsel Flash users from 4.3 million to 5.9 million, and  BlackBerry users increased 431% from 573 thousand to 3.0 million.

"The total number of subscribers of Telkom Group as a whole until the third quarter of 2011 reached 132.9 million subscribers. This reflects Telkom Group’s ability to serve  the needs of 58% of the population of this country for telecommunication services of information, media & edutainment (TIME) about, "said Telkom's President Director, Rinaldi Firmansyah.

In line with the above subscriber growth, operating revenues in Third Quarter 2011 increased 3.4% from Rp51.3 trillion to Rp53.0 trillion compared to the same period in 2010. Several indicators showed  high growth: Internet  increased 34.6%, datacom increased 19.6%, media increased 29%, IT Services increased 28.3% and SMS increased 10.8%. "In accordance with our TIME business portfolio, the growth in data is significantly high, despite the slowed growth in voice, which is down about 5.4% (mobile and fixed). I think it's normal because people’s lifestyles are starting to switch from voice to data even to triple play, "Rinaldi explained further.

In Q3-2011 Telkom spent a non-recurring cost of around Rp956 billion. Out of that amount, Rp629 billion was for the Early Retirement Program (ERP) involving 762 employees and was effective October 1, 2011 while the rest were other costs, such as BHP frequency. ERP and non-recurring costs made net profit for the 9 month 2011 decreased 6.4% compared to the same period of 2010 from Rp8.9 trillion to Rp8.3 trillion, but when normalized, it grew by 2.1%.

Related to Early Retirement Program, Rinaldi stated that “The program is part of Telkom's business transformation process from fixed, mobile, multimedia (FMM) to telecommunications, Information, Media and Edutainment (TIME), Telkom consistently strive to achieve the optimum amount and composition of employees in order to create speed, expertise and efficiency to strengthen the Company in facing competition. It also provides opportunity for employees to open a business of their interest in accordance with his experience during his employment at Telkom," said Rinaldi.

Looking at the growth in mobile cellular services (Telkomsel) during the Third Quarter 2011 compared to Second Quarter 2011, we see operating revenue increase 7.4% from Rp11.9 trillion to Rp12.8 trillion, operating expenses increase 3.6% from Rp7.7 trillion to Rp7.9 trillion, and net income increased 12.5% from Rp3.1 trillion to Rp3.5 trillion. "During the Third Quarter 2011, Telkomsel has showed better growth. We believe the growth will continue until the end of the year. We remain optimistic that Telkom will continue to maintain its leading position in terms of market share. Our future business will be focused on the development of broadband which growth is still high while maintaining our legacy business, "said Rinaldi

A full copy of the 3Q/2011 Financial Statement for PT Telekomunikasi Indonesia, Tbk. can be found on our website at http://www.telkom.co.id

PRAKOSO IMAM SANTOSO

Acting Vice President Investor Relations

For further information, please contact:

Investor Relations Unit

PT TELEKOMUNIKASI INDONESIA, Tbk

Tel:      62-21-5215109

Fax:    62-21-5220500

Email: investor@telkom.co.id

About Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("TELKOM" or the “Company”)  is the biggest full service and network provider in Indonesia.  TELKOM's majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunication services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA). For more information please visit www.telkom.co.id

Forward-looking statements in this press release are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements regarding the expected progress on the audit of the 2004 financial statements, constitute forward-looking statements which involve risks and uncertainties. Investors should not place undue reliance on such statements.

nine months 2011 RESULTS (UNAUDITED)

HIGHLIGHTS

TICKERS:

NYSE : TLK

LSE : TKIA

IDX : TLKM

ISSUED SHARES:

20,159,999,280 shares

SHAREHOLDER COMPOSITION:

Govt. of Indonesia : 52.85%

Public : 47.15%

Exclude treasury stock 631,883,000  shares (3.13%)

CONVERSION RATES (US$ 1.00):

2010 = Rp8,925.00 (September 30, 2010)

2011 = Rp8,790.00 (September 30, 2011)

■ Cellular customer base grew strongly by 11.8% year on year (“YoY”) to 104.1 million customers with net add for this quarter of 1.9 million new customers.
■ Broadband customers rising 75.1% to 11.2 million in 9M11. Our fixed broadband revenues were Rp2,985 billion meanwhile mobile broadband were Rp3,629 billion.

■ In September 2011, 762 of our employees participated in early retirement program and incur one-off costs for severance pay of Rp628.95 billion. We expected this program will help to reduce employee costs about Rp350 billion annually.

OPERATIONAL HIGHLIGHTS

Fixed Line LIS vs Cellular Subscribers (in million)

Financial Indicators (in RpTn)

DISCLAIMER

This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. Telkom Indonesia does not guarantee that any action, which may have been taken in reliance on this document will bring specific results as expected.

Investor Relations

PT Telekomunikasi Indonesia, Tbk

Grha Citra Caraka, 5th floor

Jl. Gatot Subroto No.52, Jakarta

Phone : 62 21 5215109

Fax : 62 21 5220500

Email : investor@telkom.co.id

Website : www.telkom.co.id

	YoY			QoQ
Descriptions	9M10	9M11	Growth	4Q10	1Q11	2Q11	3Q11	Growth
	(‘000)	(‘000)	(%)	(‘000)	(‘000)	(‘000)	(‘000)	(%)
Fixed Line:
LIS Wireline	8,334	8,510	2.1	8,303	8,333	8,420	8,510	1.1
LIS Wireless (Flexi):	16,756	18,085	7.9	18,161	18,708	18,736	18,085	(3.5)
- Postpaid	554	520	(6.1)	546	536	525	520	(1.0)
- Prepaid	16,202	17,565	8.4	17,615	18,172	18,210	17,565	(3.5)
Total	25,089	26,595	6.0	26,464	27,041	27,156	26,595	(2.1)
Cellular:
- Postpaid	2,101	2,213	5.3	2,127	2,165	2,202	2,213	0.5
- Prepaid	91,035	101,936	12.0	91,884	97,200	100,089	101,936	1.8
Total	93,136	104,149	11.8	94,011	99,365	102,291	104,149	1.8
Broadband:
- Fixed broadband/Speedy	1,530	2,184	42.7	1,649	1,791	2,000	2,184	9.2
- Mobile broadband/Flash	4,278	5,948	39.0	3,796	4,336	5,190	5,948	14.6
- Blackberry	573	3,039	430.4	966	1,580	2,195	3,039	38.5
Total	6,381	11,171	75.1	6,411	7,707	9,385	11,171	19.0

FINANCIAL HIGHLIGHTS
TELKOM GROUP
	YoY			QoQ
Key Indicators	9M10	9M11	Growth (%)	4Q10	1Q11	2Q11	3Q11	Growth (%)
Op. Revenues (Rp Bn)	51,309	53,051	3.4	17,321	16,706	17,752	18,594	4.7
Op. Expenses (Rp Bn)	34,115	36,730	7.7	12,023	11,512	12,023	13,195	9.7
Op. Income (Rp Bn)	17,194	16,321	(5.1)	5,296	5,194	5,728	5,399	(5.8)
EBITDA (Rp Bn)	28,237	27,104	(4.0)	8,866	8,642	9,431	9,031	(4.2)
EBITDA Margin (%)	55.0	51.1	(3.9)	51.2	51.7	53.1	48.6	(4.6)
Net Income	8,960	8,385	(6.4)	2,577	2,828	3,111	2,445	(21.4)

Normalized Income for the period* to Accounting Policy and ERP
			YoY			QoQ
			9M10	9M11	Growth (%)	2Q11	3Q11	Growth (%)
Income for the period*			8,960	8,385	(6.4)	3,111	2,445	(21.4)
Under accrue on BPK**			-	114	-	-	-	-
Change on routine Salary			-	54	-	-	-	-
ERP			-	629	-	-	629	-
Adjustment on Flexi BHP Frequency			-	158	-	-	158	-
Tax Impact			-	(191)	-	-	(157)	-
Normalized Income for the period *			8,960	9,149	2.1	3,111	3,075	(1.2)
*) Income for the period attributable to owner of the parent **) BPK abbreviation Bantuan Peningkatan Kesejahteraan, in from of lump sum employee benefit

PT TELEKOMUNIKASI INDONESIA, Tbk.

nine months 2011 RESULTS (UNAUDITED)

The following analysis and discussion is based on our financial statements for the nine months of 2010 and 2011, which ended on September 30, 2010 and September 30, 2011 respectively. Those financial statements have been submitted to the BAPEPAM-LK, the Capital Market and Financial Institutions Supervisory Agency and furnished to the US Securities and Exchange Commission.

OPERATIONAL RESULTS

Cellular Service

Market condition in 3Q11 was relatively stable compared to the same period last year with a special promotion during the Ramadhan/Lebaran seasons in August. This quarter, anticipating the traffic load during the Ramadhan celebration, we further strengthened our network by adding 1,428 new BTSs. By end of September 2011, we had 41,037 BTSs on air, including 9,032 3G Node-B.

■  Customer Base

We added 1.86 million new customers in 3Q11, resulting a total net add for the year of 10.14 million new customers. As of September 30, 2011, Telkomsel served 104.15 million customers, consisting of 2.21 million postpaid and 101.94 million prepaid customers. The customer base grew strongly, and was up 12% from a year ago or 2% from the previous quarter.

Priming to the new era of competition, the growth of data service users gives confidence that there are rooms for further growth in our business. One particularly encouraging note is that the number of BlackBerry users reached 3.04 million customers in September 2011. This represents 431% growth from the same period last year. Our Flash broadband customer showed a significant growth of 39.0% YoY to 5.9 million in September 30, 2011.

■  Traffic Productions

Total chargeable MoU (minutes of use) up to the end of 9M11 was 120.8 billion minutes an increase of 30% YoY. It declined 5% compared to 2Q11, mainly due to school and Lebaran holidays during the quarter. However, we saw a sustainable growth in revenue per minute (“RPM”). Average RPM of 9M11 reached Rp167.

Chargeable SMS production in 3Q11 increased 5% compared to 2Q11, while the chargeable SMS for 9M11 was 15% higher compared to 9M10. It reached 78.2 billion units in 9M11. Average revenue per SMS (“RPS”) continued to improve in 3Q11 with our new tariff scheme program. For the nine months 2011, it reached Rp123, which was 9% higher than 9M10.

With the growth of Telkomsel data users, data traffic/payload has shown outstanding growth during the last few quarters. For 9M11, it reached 19,140 terabytes, a growth of 171% from the same period last year.

■  ARPU

Blended ARPU for 9M11 was Rp38,000, a decline of 12% from the same period last year. ARPU has been declining due to the impact of competition and penetration to lower market segments. However, it has been relatively stable for the last two quarters.

■  Network Development

In the 9M11, Telkomsel added 4,480 new BTS units (including 1,261 3G Node-B units). As of September 30, 2011, there were 41,037 BTS units (including 9,032 3G Node-B units) on air, an increase of 16% from the same period last year.

■  New Products and Programs

-       In July 2011, we launched Telkomsel Tap Izy as a new innovation in T-Cash service (mobile payment) by introducing contact less technology with RFID (Radio Frequency Identification) for secure payment transactions. By tapping their mobile phone with the RFID chip embedded into the sim-card (kartuHALO  & simPATI) against any terminal reader device, customers can securely make payments. The RF-SIM card can be purchased for Rp50,000 in GraPARI and a cash-in/deposit ranging from Rp25,000 to Rp1,000,000 can also be made in GraPARI or Indomaret spots,.

-       We launched several promo program for Kartu As:

•        July 2011, the Free 60 minutes package was launched;

•        August 2011, the Kartu As Extra Ampuh was introduced with new tariff scheme and segmentation for voice and SMS; and

•        September 2011, the Kartu As BonbAStis was introduced. This is a new promotion with Rp0 tariff scheme and credit usage reward.

-       To monetize the Ramadhan momentum, we launched several promotions as follows:

•        kartuHALO  Ramadhan was launched in August 2011;

•        New program of simPATI InternetMania & TalkMania in July 2011; and

•        Modified promotion of Kartu As Rp0 with additional package of 5 Get 5,000 SMS in July 2011.

In the following table, we present a yearly and quarterly comparison about our cellular business performance:

	Unit	YoY			QoQ
		9M10	9M11	Growth (%)	4Q10	1Q11	2Q11	3Q11	Growth (%)
CUSTOMER BASE
Customer Base
Postpaid (kartuHALO)	Subs (000)	2,101	2,213	5.3	2,127	2,165	2,202	2,213	0.5
Prepaid (simPATI + Kartu As)	Subs (000)	91,035	101,936	12.0	91,884	97,200	100,089	101,936	1.8
Total	Subs (000)	93,136	104,149	11.8	94,011	99,365	102,291	104,149	1.8
Net Add
Postpaid (kartuHALO)	Subs (000)	66	87	31.8	25	39	37	11	(70.3)
Prepaid (simPATI + Kartu As)	Subs (000)	11,426	10,052	(12.0)	847	5,316	2,889	1,847	(36.1)
Total	Subs (000)	11,492	10,139	(11.8)	872	5,355	2,926	1,858	(36.5)
MOU (chargeable)	Bn minutes	93	121	30.2	37	43	40	38	(5.0)
SMS (chargeable)	Bn units	68	78	14.7	26	25	26	28	8.2
ARPU
Total (9 months average)
Postpaid (kartuHALO)	Rp.'000 per mo.	212	197	(7.1)	206	196	198	196	(1.0)
Prepaid (simPATI + Kartu As)	Rp.'000 per mo.	39	35	(10.3)	36	34	34	37	8.8
Blended	Rp.'000 per mo.	43	38	(11.6)	40	37	38	40	5.3
NETWORK DATA
Network Capacity
Base stations installed (GSM/DCS/3G)	Unit	35,316	41,037	16.2	36,557	37,830	39,609	41,037	3.6
EMPLOYEE DATA
Total employees *)	person	4,354	4,402	1.1	4,421	4,403	4,409	4,402	(0.2)
Efficiency ratio	Subs/employee	21,392	23,659	10.6	21,265	22,567	23,200	23,659	2.0

*) Excluding Board of Directors

Broadband Services

1.      Fixed Broadband (“Speedy”)

■  Customer Base

As of September 30, 2011, we served 2.2 million Speedy customers, representing 42.7% growth from 1.5 million customers on September 30, 2010 and 9.2% higher than the number of customers from the previous quarter.

■  ARPU

ARPU for the nine months 2011 was Rp175K, a decline of 21.2% from the same period last year and a decrease of 7.2% from last quarter.

■  New Products and Programs

We plan to gradually upgrade our Speedy customers who have a 384 kbps or 512 Kbps service to a minimum bandwidth of 1 Mbps and above. The upgrade is being carried out to facilitate video access.

2.      Mobile Broadband (“Flash”)

■  Customer Base

Our subsidiary, Telkomsel, provides a mobile broadband product under the brand name “Flash”. Our Flash users showed a significant growth of 14.6% QoQ and 39.0%YoY to 5.9 million in September 30, 2011.

■  Products and Programs

Our synergizing broadband program (Speedy-Flash Package) is still running. This product provides our customers the options of using either DSL or HSDPA technology, with the convenience of a single bill.

Fixed Wireline Services

■  Customer Base

As of September 30, 2011, our fixed wireline service continues to dominate the segment with an approximately 99% market share. The total active lines have remained essentially flat at 8.5 million, representing an increase of 2.1% YoY and 1.1% QoQ.

■  ARPU

ARPU for this period amounted to Rp99.7K, a decrease of 5.3% from the same period last year.

Fixed Wireless Service (“Flexi”)

■  Customer Base

As of September 30 2011, we served 18.1 million customers. This is an increase of 7.9% from a year ago but represents a decrease of 3.5% from the previous quarter, mainly due to a decrease in the number of our prepaid customers.

■  Traffic Productions

Revenue per minute was Rp163, an increase of 4.5% from Rp156 YoY or an increase of 17.8% QoQ.

This quarter, total wireless production (MoU) decreased by 16.6% from 2.1 billion minutes to 1.8 billion minutes.

■  ARPU

ARPU (blended) for this period was Rp9.0K, a 47.1% decrease from last year and remain the same with the previous quarter.

■  Network capacity

During nine months 2011, the number of Flexi BTS units increased by 2.3% to 5,708 BTS covering 370 cities. Approximately 700 units of these 5,708, featured with Evolution Data Optimized (“EVDO”) Rev-A technology.

EVDO Rev-A allows our customers to freely access the Internet via mobile phones and modems with speeds up to 3.1 Mbps.

The following table presents a comparison of Flexi performance on both a yearly and quarterly basis:

	UNIT	YoY			QoQ
		9M10	9M11	Growth (%)	4Q10	1Q11	2Q11	3Q11	Growth (%)
Customer Base
Classy/Postpaid	SSF('000)	554	520	(6.0)	546	536	525	520	(1.0)
Trendy/Prepaid	SSF('000)	16,202	17,565	8.4	17,615	18,172	18,210	17,565	(3.5)
Total	SSF('000)	16,756	18,085	7.9	18,161	18,708	18,736	18,085	(3.5)
Net additional
Classy/Postpaid	SSF('000)	(95)	(26)	(72.5)	(7)	(11)	(10)	(5)	(50.0)
Trendy/Prepaid	SSF('000)	1,712	(50)	(102.9)	1413	558	38	(646)	(1,800.0)
Total	SSF('000)	1,617	(76)	(104.7)	1406	547	28	(651)	(2,425.0)
ARPU
Classy/Postpaid	Rp('000)	85	77	(9.4)	84	78	76	77	1.3
Trendy/Prepaid	Rp('000)	14	7	(50.0)	11	8	8	7	(12.5)
Total Blended	Rp('000)	17	9	(47.1)	13	10	9	9	0
MoU (Minute of use)	mn minutes	9,198	6,283	(31.7)	2,759	2,392	2,136	1,781	(16.6)
SMS	mn messages	3,047	2,526	(17.1)	934	916	893	712	(20.3)
NETWORK
BTS	BTS	5,580	5,708	2.3	5,641	5,707	5,705	5,708	0.1
Coverage	Cities	370	370	0	370	370	370	370	0

FINANCIAL RESULTS

TELKOM GROUP

Operating Revenues
	YoY			QoQ
	9M10	9M11	Growth (%)	4Q10	1Q11	2Q11	3Q11	Growth (%)
Fixed Line (Rp Bn)	9,747	8,748	(10.3)	3,193	2,930	2,936	2,882	(1.8)
Cellular (Rp Bn)	21,684	20,943	(3.4)	7,450	6,755	6,777	7,411	9.3
Interconnection (Rp Bn)	2,775	2,625	(5.4)	961	846	832	948	13.9
Data, Internet & IT (Rp Bn)	15,035	17,901	19.1	4,766	5,452	6,096	6,353	4.2
Network (Rp Bn)	903	954	5.6	155	305	325	325	0.1
Other (Rp Bn)	1,164	1,880	61.5	797	419	786	674	(14.2)

We recorded operating revenues of Rp18,593.5 billion in 3Q11, a 4.7% increase from Rp17,751.6 billion in 2Q11.

▪  Fixed line revenue decreased by 1.8% from Rp2,935.9 billion in 2Q11 to Rp2,882.4 billion in 3Q11, due to a decrease in fixed wireline revenue especially in usage revenue.

▪  Cellular  revenue increased by 9.3% from Rp6,777.3 billion in 2Q11 to Rp7,410.7 billion in 3Q11 due to increase in usage revenue.

▪  Interconnection  revenue increased by 13.9% from Rp831.7 billion in 2Q11 to Rp947.5 billion in 3Q11. This was mainly due to increase in domestic interconnection and transit revenue.

▪  Data, internet and information technology services revenues increased by 4.2% from Rp6,095.8 billion in 2Q11 to Rp6,353.4 billion in 3Q11, due to increase in internet, data communication and information technology services revenue.

▪  Network  revenues were relatively flat, growing by 0.1% from Rp324.5 billion in 2Q11 to Rp325.0 billion in 3Q11.

▪  Other telecommunication revenues declined by 14.2% from Rp786.5 billion in 2Q11 to Rp674.5 billion in 3Q11, particularly caused mainly by lower leased tower, and directory assistance revenues.

Operating Expenses
	YoY			QoQ
	9M10	9M11	Growth (%)	4Q10	1Q11	2Q11	3Q11	Growth (%)
Depr & Amort (Rp Bn)	11,043	10,782	(2.4)	3,568	3,448	3,703	3,632	(1.9)
Personnel (Rp Bn)	5,427	6,470	19.2	2,089	1,951	1,905	2,613	37.2
O & M (Rp Bn)	12,042	12,784	6.2	4,004	4,070	4,240	4,475	5.6
G & A (Rp Bn)	1,727	1,793	3.8	626	511	556	726	30.7
Interconnection (Rp Bn)	2,277	2,531	11.1	809	806	791	933	17.9
Marketing (Rp Bn)	1,598	2,370	48.3	927	725	829	816	(1.6)

Total Operating Expenses was Rp13,194.6 billion in 3Q11 increasing by 9.7% from Rp12,023.1 billion in 2Q11.

▪ Depreciation and amortization expense decreased by 1.9% from Rp3,702.7 billion to Rp3,631.9 billion, mainly due to decrease in depreciation of direct acquisitions assets.

▪ Personnel  expenses increased by 37.2%, from Rp1,905.2 billion to Rp2,613.2 billion due to Early Retirement Program which contributed Rp628.4 billion.

▪ Operation, maintenance and telecommunication services  expenses increased by 5.6% from Rp4,239.6 billion in 2Q11 to Rp4,475.0 billion, mainly due to increase in operation and maintenance and customer premises equipment expenses.

▪ General and administrative expenses increased by 30.7% from Rp555.5 billion in 2Q11 to Rp725.9 billion, due to increase in general and social contribution cost.

▪ Interconnection  expense increased by 17.9% from Rp791.4 billion to Rp933.1 billion due to the increasing domestic interconnection and transit expense.

▪ Marketing  expenses decreased by 1.6% from Rp828.7 billion to Rp815.6 billion due to decrease in advertising and promotion expenses.

EBITDA and EBITDA Margin

As of September 30, 2011, EBITDA reached Rp9,030.8 billion, decreasing by 4.2% from previous quarter, while EBITDA margin decreased by 4.6% to 48.6% in 3Q11.

Income for the Period Attributable to Owner of the Parent

Income for the Period to Owner of the Parent decreased QoQ by 21.4% to Rp2,445.4 billion and profit margin decreased by 4.4% to 13.2% in 3Q11. Return on Equity (ROE) and Return on Assets (ROA) for this period reached 5.3% and 2.5%, respectively.

Financial Position
In the following table we present a comparison of our relative Financial Position:

Financial Position	YoY			QoQ
	9M10	9M11	Growth (%)	4Q10	1Q11	2Q11	3Q11	Growth (%)
Total Assets (Rp Tn)	100.1	99.5	(0.6)	99.8	100.7	99.8	99.5	(0.4)
Total Liabilities (Rp Tn)	46.4	41.2	(11.2)	43.3	40.5	44.5	41.2	(7.4)
Total Equity (Rp Tn)*	42.7	46.0	7.5	44.4	47.2	44.2	46.0	3.9
*) exclude non-controlling interest

As of September 30, 2011, our total assets decreased by 0.4% from Rp99.8 trillion to Rp99.5 trillion on 3Q11. This was mainly due to the decrease in current assets mainly in cash and cash equivalents due to our Share Buy Back Program.

Total Liabilities decreased by 7.4%% from Rp44.5 trillion to Rp41.2 trillion, mainly due to non-current Liabilities decreasing by 8.6% to Rp19.6 trillion as a result of a decrease in bank loans.

Total equity increased by 3.9% from Rp44.2 trillion at the end of September 30, 2010 to Rp46.0 trillion on September 30, 2011 due to increase in unappropriate retained earnings.

Cash Flows

Total cash and cash equivalents at the end of this period was Rp9.4 trillion, a 11.1% decrease compared to 2Q11. This was a result of:

■ Net cash flows from operating activities increasing by Rp7.8 trillion, or 51.2%, primarily due to an increase in cash receipts from operating revenues;

■ Net cash flows used in investing activities increasing by Rp3.3 trillion, or 60.2%, primarily due to a increase in cash paid acquisition of property, plant and equipment; and

■ Net cash flows used in financing activities increasing by Rp5.6 trillion, or 69.5%, primarily due to an increase in cash dividends paid and repayment for long-term borrowings.

FINANCIAL RATIOS
	YoY			QoQ
	9M10	9M11	Growth (%)	Q4/10	Q1/11	Q2/11	3Q11	Growth (%)
Operating Margin (%)	33.3	29.0	(4.2)	30.6	31.1	32.3	29.0	(3.2)
Profit Margin (%)	16.6	13.2	(3.5)	14.9	16.9	17.5	13.2	(4.4)
EBITDA Margin(%)	53.8	48.6	(5.3)	51.2	51.7	53.1	48.6	(4.6)
Current Ratio (%)	77.8	95.4	17.6	91.5	108.6	92.6	95.4	2.7
Return on Asset (%)	2.9	2.5	(0.5)	2.6	2.8	3.1	2.5	(0.7)
Return on Equity (%)	6.9	5.3	(1.5)	5.8	6.0	7.0	5.3	(1.7)
Total Liabilities to Equity (%)	109.4	89.7	(19.7)	97.6	85.6	100.7	89.7	(11.0)
Gearing (Net Debt to Equity) (%)	30.7	16.9	(13.8)	26.7	17.1	18.5	16.9	(1.6)
Debt Equity (%)	52.6	38.2	(14.5)	48.2	40.6	43.3	38.2	(5.1)
Debt to EBITDA (%)	237.3	194.2	(43.1)	241.5	221.7	203.1	194.2	(8.8)
Debt Service Ratio (Times)	1.4	2.0	0.6	1.6	1.9	2.0	2.0	(0.0)

TELKOMSEL

Statement of Comprehensive Income

In the following table, we present a YoY and QoQ comparison for Telkomsel’s Statement of Comprehensive Income:

Key Indicators	YoY			QoQ
	9M10	9M11	Growth (%)	4Q10	1Q11	2Q11	3Q11	Growth (%)
Op. Revenues (Rp Bn)	34,084	36,029	5.7	11,483	11,297	11,926	12,806	7.4
Op. Expenses (Rp Bn)	21,283	23,070	8.4	7,103	7,450	7,672	7,949	3.6
Op. Income (Rp Bn)	12,801	12,959	1.2	4,380	3,847	4,254	4,857	14.2
EBITDA (Rp Bn)	19,838	20,550	3.6	6,760	6,245	6,877	7,427	8.0
EBITDA Margin (%)	58.2	57.0	(1.2)	58.9	55.3	57.7	58.0	0.3
Inc.for the period (Rp Bn)	9,189	9,509	3.5	3,172	2,856	3,130	3,522	12.5

Operating Revenues

Operating revenues of Rp36.03 trillion were recorded in 9M11, an increase of 6% YoY. The growth was due to the rise in non-voice revenue, particularly from data service. Compared to last quarter results, operating revenues increased 7%. The improved revenue per minute and revenue per SMS also provided a positive impact to the revenue growth in 3Q11.

▪ Postpaid revenue decreased 2% YoY to Rp3.25 trillion and was mainly driven by a decline in voice revenue. The revenue for 3Q11 increased 10% QoQ, resulting from the growth in both voice and non-voice revenues;

▪ Prepaid revenue increased 7% YoY to Rp29.50 trillion, driven by the growth of Kartu As customers. It saw an increased of 8% QoQ compared to the earlier quarter, as a result of both voice and non-voice revenues;

▪ International roaming revenues increased 1% YoY to Rp520 billion. The figure declined 6% QoQ due to decline in outbound traffic. Starting 1Q11, revenues received from international roaming partners, as a result of foreign visitors roaming on Telkomsel’s network, are recorded under interconnection revenues;

▪ Interconnection revenues increase 1% YoY to Rp2.35 trillion, as a result of the combined impact of an increase in interconnection revenue from foreign roamers combined with a decrease in domestic interconnection. The number increased 4% QoQ due to the rise in domestic interconnection revenue; and

▪ Other operating revenues, as a result of network lease and USO compensation fee, increased 8% YoY to Rp400 billion. The figure was 14% lower QoQ. Both the YoY and QoQ growth were mainly contributed by USO compensation fees.

Non-voice revenues (SMS, Data & VAS) contribution to total revenues increased from 29% in 9M10 to 36% in 9M11. It was 12% higher QoQ. Both the YoY and QoQ growth were mainly contributed by SMS and Data.

Operating Expenses

Operating expenses increased 8% YoY and 4% QoQ to Rp23.07 trillion, which was mainly due to the increase of marketing and other operating expenses.

▪ Personnel expenses increased 6% YoY to Rp1.24 trillion, inline with 1% increase in number of employees. It increased by 1% QoQ due to increase in employee allowances.

▪ Operation & maintenance expenses increased slightly (1%) YoY to Rp7.84 trillion. It was 8% higher QoQ, due to additional network space rental and power supply costs (electricity cost) compared to the previous quarter;

▪ General & administration expenses decreased by 1% YoY to Rp618 billion. For the last two quarter, total expenses for several general & administrative expenses were relatively stable, as a result of efforts in cost control;

▪ Marketing expenses grew 72% YoY to Rp1.57 trillion, mainly due to an increase in marketing and promotional activities in an attempt to reclaim the market and to promote the data business. The rise was also a result of changes to dealer sales schemes. Compared to 2Q11, marketing expenses in 3Q11 were 8% higher due to the higher cost of sales support.

▪ International roaming and Interconnection charges decreased 5% YoY to Rp1.96 trillion mostly due to a decline in the domestic interconnection tariff. It increased 6% QoQ, as a result of the increase in payment to international roaming partners;

▪ Other operating expenses grew 32% YoY to Rp2.25 trillion and increased 6% QoQ. The YoY and QoQ growth of other operating expenses was mainly as a result of the growth of data services, particularly for the payment of data access fee for Blackberry services in line with the strong growth of Blackberry subscribers; and

▪ Depreciation expenses increased 8% YoY to Rp7.59 trillion and decreased 2% from the previous quarter related to network infrastructures growth and an impact of changes in estimated assets useful life.

Other (non-operating) expenses  declined 49% YoY to Rp237 billion mainly as a result of debt repayment and refinancing to the lower rate of financial charges.

Financial Position
In the following table we present a comparison for the Telkomsel's Financial Position:
Financial Position	YoY			QoQ
	9M10	9M11	Growth (%)	4Q10	1Q11	2Q11	3Q11	Growth (%)
Total Assets (Rp Tn)	60,608.0	57,880.7	(4.5)	57,343.0	58,349.0	54,705.0	57,880.7	5.8
Total Liabilities (Rp Tn)	29,574.0	22,819.0	(22.8)	23,137.0	21,287.0	23,166.0	22,819.0	(1.5)
Total Equity (Rp Tn)*	31,034.0	35,062.0	13.0	34,206.0	37,062.0	31,539.0	35,062.0	11.2
*including non-controlling interest

Total Assets decreased by 5% to Rp57.88 trillion. Total liabilities decreased by 23% to Rp22.82 trillion, while total equity increased 13% to Rp35.06 trillion.

▪ Current assets increased 12% to Rp9.37 trillion, mainly due to increase in cash and cash equivalents;

▪ Fixed assets decreased 8% to Rp45.88 trillion as a result of network infrastructure growth combine with accelerated depreciation of fixed assets related to the modernization network infrastructure and supporting equipment;

▪ Current liabilities decreased 24% to Rp15.08 trillion following the lower balance of dividend payable and decline in current maturities of medium-term loans; and

▪ Non-current liabilities decreased 19% to Rp7.73 trillion, mainly due to decrease in medium-term loans.

As of September 30, 2011 Telkomsel had Rp6.70 trillion in loans outstanding after transaction cost, of which Rp1.93 trillion was presented as current liabilities and Rp4.77 trillion as non-current liabilities.

Cash Flow

Net cash generated from operations in 9M11 was Rp18.59 trillion, increase 22% compared to 9M10 following the decrease of license fees/ frequency usage payment. Cash flow for investing activities, which was mostly spent for the acquisition property, plant, and equipment, decreased 28% to Rp5.33 trillion (approximately USD 604 million). Net cash used in financing activities increased 34% to Rp9.55 trillion mainly due to lower proceed from loans. In October 2011, we paid the remaining balance of dividend payable amounted Rp1.6 trillion.

(in Rp billion)	YoY
	9M10	9M11
Cash Flow from Operating Activities	15,195	18,592
Cash Flow for Investing Activities	(7,435)	(5,334)
Cash Flow from Financing Activities	(7,080)	(9,547)
Net Increase in Cash & Cash Equivalents	680	3,711
Effect of Foreign Exchange Rate Changes	(53)	(12)
Cash and Cash Equivalents at Beginning of Periods	3,641	1,222
Cash and Cash Equivalents at End of Periods	4,268	4,921
Addition to Fixed Assets (incl. CIP)	6,416	5,426

ADDITIONAL INFORMATION

Capital Expenditure (“Capex”)

During the nine months of 2011, TELKOM and Telkomsel paid Capex that amounted to Rp2.5 trillion and Rp5.4 trillion, respectively. TELKOM's Capex was utilized to enhance backbone infrastructure to support the broadband and new businesses. Meanwhile, Telkomsel's Capex was utilized for enhancing of network infrastructure, 3G and IT systems.

Loan/Debt

Consolidated Debt

The following table presents the debt portfolio:

Currencies	Original (in million)				Rp (in billion)				Portion (%)
	YoY		QoQ		YoY		QoQ		YoY		QoQ
	9M10	9M11	2Q11	3Q11	9M10	9M11	2Q11	3Q11	9M10	9M11	2Q11	3Q11
IDR / Rupiah	18,930,955	13,648,135	15,254,794	13,648,135	18,931	13,648	15,255	13,648	84.2	77.8	79.7	77.8
U.S. Dollar	265	307	325	307	2,367	2,704	2,790	2,704	10.5	15.4	14.6	15.4
Japanese Yen	11,135	10,367	10,367	10,367	1,194	1,187	1,107	1,187	5.3	6.8	5.8	6.8
Total	-	-	-	-	22,493	17,540	19,152	17,540	100.0	100.0	100.0	100.0

As of September 30,  2011, total consolidated debts were amounted to Rp17.5 trillion, consisting of short term and long term debts with values Rp4.2 trillion and Rp13.3 trillion, respectively.

At the end of this period, Net Debt to Equity Ratio (“Gearing”) reached 16.9% which was 13% lower than the previous quarter.

In 9M11, Telkomsel drew down USD58.04 million from existing facilities. The remaining amount of facilities at the end of September 2011, including facilities in foreign exchange, was equivalent to Rp5.77 trillion. Telkomsel has to observe certain agreed financial covenants relating to its loans/debts. As of September 30, 2011 these covenants were as follows:

Covenants to be maintained	Required	Actual
EBITDA to debt service	≥ 1.25	4.72
Debt to tangible net worth	≤ 2.00	0.20

Recent Development

Share Buy Back IV Program

To September 30, 2011, we have bought back 141.31 million shares in the Indonesia Stock Exchange (“IDX”) and New York Stock Exchange (“NYSE”) amounting to Rp1.03 trillion or 21% of the program ceiling of Rp5 trillion.

Flexi EVDO Development

For serving Flexi customers on accessing data, we provide our BTS with Evolution Data Optimized (EVDO) Rev-A technology. EVDO Rev-A allows our customers to freely access the internet via mobile phones and modems with speeds up to 3.1 Mbps.

Human Resources

By the end of September 2011, we had 26,852 employees, with 20,650 employed by TELKOM as a parent company and 6,202 employed at our subsidiaries. This represents a decrease of 1.2% QoQ while for YoY remain the same due to the 12.5% increase at our subsidiaries and the decrease of 3.2% at the parent company.

As part of our business transformation, we need to consistently achieve an optimum number and composition of personnel to provide speed, expertise, efficiency and strengthen the Company in facing competition. In this period, 762 of our employees participated in early retirement program. These early retirements are effective as of October 1, 2011 hence the number of employee will be 19.888 and incur one-off costs for severance pay of Rp628.95 billion. Since 2002, a total of 13,414 of our employees have participated in the separation program, with a total cost of Rp6.63 trillion.

Awards and Recognitions

We have received a number of recognitions for our innovative products, reliable network and excellent customer service. The following are the awards conferred on us during the third quarter of 2011:

■  TELKOM as the Company

-         Five awards at the Indonesian Human Capital Study (“IHCS”) 2011 event from Business Review Magazine. The awards were for the Best for Human Capital Index, the Best for Employee Net Promoter Score, the Best for CEO Commitment, the Best for Human Capital Initiative and the Best for All Criteria.

-         The Best Employer Brand Award from the Employer Branding Institute.

-         Asia’s Best Brand award from CMO Asia, in the category of outstanding consumer products, manufacturers and companies focusing in the trademarks and/or brands the honorees carry.

-         Most Consistent Dividend Policy and Strongest Adherence to Corporate Governance as a capable company on delivering value for shareholders in a sustainable manner, on the 5th Annual Best Financial Institution Awards 2011 event.

-         Annual Report Award for the category of non-financial listed SOE/local enterprises.

-         Indonesia Green Award 2011 from La Tofi School of CSR and the Ministry of Forestry of the Republic of Indonesia. Our subsidiary, Telkomsel, also received this award. The event was held to recognize individuals and companies that appreciate the environment.

■  Some of our products garnered Digital Marketing Awards 2011 for the Great Performing Brand in Social Media category. They were :

-         simPATI in GSM simcard category;

-         Flexi in CDMA simcard category;

-         Speedy in internet provider fixed category; and

-         YesTV in TV cable category.

■  At the Indonesian Customer Satisfaction Award (“ICSA”) event, our products also took high honors. The winners were Kartu HALO (simcard postpaid cellular category), simPATI (simcard prepaid cellular category), Flexi (postpaid FWA simcard category), Speedy (service provider wireline/fixed category), and Flash (internet service provider wireless/mobile).

■  The Most Valuable Brand for GSM simcard product category for simPATI  at the IBBA Awards 2011 from SWA & MARS.

■  Golden Ring Award 2011 for Telkomsel as Best Operator, Best BlackBerry Internet Service and for Telkomsel LangitMusik as Best Value Added Service from Wartawan Telekomunikasi (Indonesian Telecommunication Journalists). At another event, Telkomsel achieved the Service Star Award 2011 from Carre-CCSL (Center for Customer Satisfaction and Loyalty) consultant.

■  Various awards and recognition that were earned by our Directors:

-         Satellite Executive of the Year for our CEO, Rinaldi Firmansyah, from the Asia Pacific Satellite Communication Council (“APSCC”) at the Asia Pacific Awards 2011; and

-         The “Nararya” Service Honor for Faisal Syam, our Director of Human Capital & General Affairs from the President of the Republic of Indonesia on the occasion of the 66th anniversary of Indonesian Independence.

PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEETS)
JANUARY 1, 2010 (AUDITED), DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED)
(Figures in tables are presented in millions of Rupiah)

	January 1,	December 31,	September 30,
	2010	2010	2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents	7,805,460	9,119,849	9,364,921
Temporary investments	359,507	370,433	360,790
Trade receivables

Related parties - net of allowance for doubtful
accounts of Rp.93,483 million on 01/01/2010, Rp.151,266
million on 31/12/2010 and Rp.1,367,479 million on 30/09/2011	604,768	780,043	1,240,220
Third parties - net of allowance for doubtful accounts
of Rp.1,180,067 million on 01/01/2010, Rp.1,294,078
million on 31/12/2010 and Rp.1,367,479 million on 30/09/2011	3,093,679	3,563,666	4,319,195
Other receivables - net of allowance for
doubtful accounts of Rp.9,517 million on 01/01/2010, Rp.6,304
million on 31/12/2010 and Rp.5,044 million on 30/09/2011	128,025	90,140	188,610
Inventories - net of allowance for obsolescence of
Rp.72,174 million on 01/01/2010, Rp.83,286 million on
31/12/2010 and Rp.93,217 million on 30/09/2011	435,244	515,536	538,626
Advances and prepaid expenses	2,496,539	3,441,031	2,497,882
Claims for tax refund	666,351	133,056	364,910
Prepaid taxes	379,732	715,698	737,389
Other current assets	125,482	1,175	1,014,280

Total Current Assets	16,094,787	18,730,627	20,626,823

NON-CURRENT ASSETS
Long-term investments - net	151,553	253,850	252,005
Property, plant and equipment - net of accumulated depreciation of Rp.72,716,079 million on 01/01/2010, Rp.83,712,378
million on 31/12/2010 and Rp.85,893,765 million on 30/09/2011	76,419,897	75,832,408	73,160,948
Prepaid pension benefit cost	497	988	821
Advances and other non-current assets	2,488,842	3,052,695	3,604,373
Goodwill and other intangible assets - net of accumulated
amortization of Rp.7,570,659 million on 01/01/2010, Rp.9,094,032
million on 31/12/2010 and Rp.9,497,380 million on 30/09/2011	2,428,280	1,784,525	1,739,395
Escrow accounts	44,114	41,662	40,714
Deferred tax assets - net	94,953	61,692	48,155

Total Non-current Assets	81,628,136	81,027,820	78,846,411

TOTAL ASSETS	97,722,923	99,758,447	99,473,234

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	1,759,468	1,153,874	674,346
Third parties	8,038,586	6,356,921	7,017,168
Other payables	3,162	20,953	58,850
Taxes payables	1,749,789	735,690	1,241,626
Dividend payables	405,175	255,545	522,236
Accrued expenses	4,118,994	3,409,260	4,737,615
Unearned income	2,946,532	2,681,483	2,670,600
Advances from customers and suppliers	111,356	499,705	307,194
Short-term bank loans	43,850	55,831	127,143
Current maturities of long-term liabilities	7,716,213	5,303,636	4,271,788
Total Current Liabilities	26,893,125	20,472,898	21,628,566
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	3,220,510	4,073,814	3,804,568
Unearned income	393,078	312,029	261,373
Accrued long service awards	212,518	242,149	238,574
Accrued post-retirement health care benefits	1,801,776	1,050,030	947,026
Accrued pension and other post-retirement benefits costs	808,317	536,990	692,671
Long-term liabilities - net of current maturities
Obligations under finance leases	541,575	408,867	330,799
Two-step loans - related party	3,094,110	2,741,303	2,435,075
Bonds and Notes	68,777	3,249,379	3,373,969
Bank loans	11,086,688	10,256,205	7,521,675
Total Non-current Liabilities	21,335,428	22,870,766	19,605,730
TOTAL LIABILITIES	48,228,553	43,343,664	41,234,296
STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY ATTRIBUTABLE TO EQUITY HOLDERS
OF THE PARENT
Capital stock - Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and
79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share
and 20,159,999,279 Series B shares	5,040,000	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333	1,073,333
Treasury stock - 490,574,500 shares on 01/01/2010, 490,574,500
shares on 31/12/2010 and 631,883,000 shares on 30/09/2011	(4,264,073)	(4,264,073)	(5,293,049)
Difference in value arising from restructuring transactions and other
transactions between entities under common control	478,000	478,000	478,000
Difference due to change of equity in associated companies	385,595	385,595	385,595
Unrealized holding gain from available-for-sale securities	18,136	49,695	44,804
Translation adjustment	230,995	233,378	233,870
Difference due to acquisition non-controlling interest in subsidiaries	(439,444)	(484,629)	(484,629)
Retained earnings
Appropriated	15,336,746	15,336,746	15,336,746
Unappropriated	20,701,735	26,570,697	29,136,667
Total Stockholders' Equity Attributable To Owners Of The Parent	38,561,023	44,418,742	45,951,337
Non-Controlling Interest	10,933,347	11,996,041	12,287,601
TOTAL STOCKHOLDERS' EQUITY	49,494,370	56,414,783	58,238,938
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	97,722,923	99,758,447	99,473,234

PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)
(Figures in tables are presented in millions of Rupiah, except per share and per ADS data)

	2010 *	2011	Growth (%)
OPERATING REVENUES
Telephone
Fixed lines	9,747,300	8,747,905	(10.3)
Cellular	21,683,783	20,942,742	(3.4)
Interconnection	2,774,793	2,625,299	(5.4)
Data, internet and information technology services	15,035,439	17,901,062	19.1
Network	903,485	954,372	5.6
Other telecommunications services	1,164,097	1,879,511	61.5
Total Operating Revenues	51,308,897	53,050,891	3.4
OPERATING EXPENSES
Depreciation and amortization	11,042,997	10,782,203	(2.4)
Personnel	5,427,255	6,469,798	19.2
Operations, maintenance and telecommunication services	12,042,417	12,784,356	6.2
General and administrative	1,726,590	1,792,888	3.8
Interconnection	2,277,133	2,530,606	11.1
Marketing	1,598,371	2,369,700	48.3
Total Operating Expenses	34,114,763	36,729,551	7.7
OPERATING INCOME	17,194,134	16,321,340	(5.1)
OTHER (EXPENSES) INCOME
Interest income	289,266	385,640	33.3
Equity in net loss of associated companies	(6,195)	(1,916)	(69.1)
Interest expense	(1,429,873)	(1,209,201)	(15.4)
Gain on foreign exchange - net	131,024	(40,341)	(130.8)
Others - net	336,460	288,217	(14.3)
Other expenses - net	(679,318)	(577,601)	(15.0)
INCOME BEFORE TAX	16,514,816	15,743,739	(4.7)
TAX (EXPENSE) BENEFIT
Current	(3,534,697)	(4,293,507)	21.5
Deferred	(796,510)	255,707	(132.1)
Total Tax (Expense) Benefit	(4,331,207)	(4,037,800)	(6.8)
INCOME FOR THE PERIOD	12,183,609	11,705,939	(3.9)
OTHER COMPREHENSIVE (EXPENSE) INCOME
Foreign currency translation	(1,994)	492	(124.7)
Change in fair value of available-for-sale financial assets - net of tax	32,620	(4,891)	(115.0)
Total Other Comprehensive (Expense) Income	30,626	(4,399)	(114.4)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	12,214,235	11,701,540	(4.2)
Income for the period attributable to:			0
Owners of the company	8,960,340	8,385,162	(6.4)
Non-controlling interests	3,223,269	3,320,777	3.0
Total Income for the period	12,183,609	11,705,939	(3.9)
Total comprehensive income attributable to:
Owners of the company	8,990,966	8,380,763	(6.8)
Non-controlling interests	3,223,269	3,320,777	3.0
Total Comprehensive income for the period	12,214,235	11,701,540	(4.2)
BASIC EARNINGS PER SHARE
Income per share	455.55	427.03	(6.3)
Income per ADS (40 Series B shares per ADS)	18,222.00	17,081.20	(6.3)

*as restated, refer to our Consolidated Financial Statements Note 2p

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)
(Figures in tables are presented in millions of Rupiah)

	2010 *	2011		Growth (%)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	9,077,602	7,948,837		(12.4)
Cellular	21,470,259	20,720,632		(3.5)
Interconnection	2,775,877	2,558,012		(7.8)
Data, internet and information technology services	14,338,474	17,770,990		23.9
Other services	1,980,602	2,307,936		16.5
Total cash receipts from operating revenues	49,642,814	51,306,407		3.4
Cash payments for operating expenses	(17,632,020)	(17,156,904)		(2.7)
Cash payments to employees	(7,178,349)	(6,183,289)		(13.9)
Cash paid (refund) from (to) customers	248,487	(190,896)		(176.8)
Cash generated from operations	25,080,932	27,775,318		10.7
Interest received	291,765	389,855		33.6
Interest paid	(1,349,692)	(1,196,637)		(11.3)
Income tax paid	(3,533,834)	(3,856,500)		9.1
Net cash provided by operating activities	20,489,171	22,880,036		11.7
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and
maturity of time deposits	24,473	21,752		(11.1)
Purchases of temporary investments
and placements in time deposits	(5,671)	(17,000)		199.8
Proceeds from sale of property, plant and equipment	8,768	25,920		195.6
Acquisition of property, plant and equipment	(10,897,723)	(7,842,334)		(28.0)
Increase in advances for purchases of
property, plant and equipment	(524,422)	(569,905)		8.7
Decrease (increase) in advances, other assets and escrow accounts	224,330	(165,317)		(173.7)
Business combinations, net of cash acquired	(116,503)	-		(100.0)
Acquisition of intangible assets	(612,051)	(356,680)		(41.7)
Acquisition of long-term investments	(115,358)	-		(100.0)
Acquisition of minority interest in subsidiary	(95,422)	-		(100.0)
Net cash used in investing activities	(12,106,779)	(8,903,564)		(26.5)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(5,141,880)	(6,084,415)		-
Cash dividends paid to non-controlling stockholders of subsidiaries	(2,188,700)	(2,497,304)		14
Proceeds from short-term borrowings	254,152	168,510		(34)
Repayments of short-term borrowings	(96,531)	(97,236)		1
Proceeds from medium-term Notes	35,000	-		(100)
Repayment of medium-term Notes	(3,400)	(12,050)		254
Proceeds from long-term borrowings	6,901,356	941,655		(86)
Repayment of long-term borrowings	(6,430,082)	(5,237,084)		(19)
Proceeds from promissory notes	-	385,980		-
Repayment of promissory notes	-	(84,939)		-
Payment for purchases of treasury stock	-	(1,028,976)		-
Repayment of obligations under finance leases	(166,194)	(145,858)		(12)
Net cash used in financing activities	(6,836,279)	(13,691,717)		100
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,546,113	284,755		(82)
ON CASH AND CASH EQUIVALENTS	(410,284)	(39,683)		(90)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,805,460	9,119,849		17
CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,941,289	9,364,921	-	5
*as restated, refer to our Consolidated Financial Statements Note 2p

PT TELEKOMUNIKASI SELULAR (TELKOMSEL) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED)
(Figures in tables are presented in billions of Rupiah)

	Dec 31 2010	Sep 30 2011	Growth (%)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,222	4,921	302.7
Accounts receivables incl. unbilled revenues	840	1,053	25.4
Prepayments	2,856	1,289	(54.9)
Assets held for sale	-	1,013	-
Others	869	1,092	25.7
Total Current Assets	5,787	9,368	61.9

NON-CURRENT ASSETS
Long-term Investment	20	20	-
Fixed assets - net of accumulated	49,118	45,883	(6.6)
Advances for the purchase of fixed assets	304	536	76.3
Intangible assets - net	1,019	998	-
Prepayments - Non Current Portion	967	945	(2.2)
Others	128	130	1.8
Total Non-Current Assets	51,556	48,513	(5.9)
TOTAL ASSETS	57,343	57,881	0.9

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable & Accrued Liabilities	7,547	8,171	8.3
Taxes payable	524	975	86.1
Unearned revenue	2,467	2,417	-
Dividend payable	-	1,596	-
Current maturities of medium-term & long-term loans	2,955	1,929	(34.7)
Total Current Liabilities	13,493	15,088	11.8

NON-CURRENT LIABILITIES
Medium-term & long term loans - net of current maturities	6,604	4,775	(27.7)
Deferred tax liabilities	2,672	2,462	(7.9)
Others	368	494	34.2
Total Non-current Liabilities	9,644	7,731	(19.8)

STOCKHOLDERS' EQUITY
Capital stock - Rp 1,000,000 par value
Authorized - 650,000 shares	-	-
Issued and fully paid - 182,570 shares	183	183	-
Additional paid-in capital	1,505	1,505	-
Retained earnings	32,518	33,374	2.6
Total Equity	34,206	35,062	2.5

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	57,343	57,881	0.9

PT TELEKOMUNIKASI SELULAR (TELKOMSEL) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011
(Figures are presented in billions of Rupiah)

	2010*	2011	Growth (%)
	Rp	Rp
OPERATING REVENUES
Postpaid	3,324	3,251	(2.2)
Prepaid	27,535	29,504	7.2
International roaming revenues	514	520	1.2
Interconnection revenues	2,342	2,354	0.5
Other (USO compensation & network lease)	369	400	8.4
Total Operating Revenues	34,084	36,029	5.7

OPERATING COSTS AND EXPENSES
Personnel	1,170	1,245	6.4
Operation & maintenance	7,774	7,835	0.8
General & administrative	624	618	(1.0)
Marketing	912	1,569	72.0
Interconnection & international charges	2,060	1,957	(5.0)
Other operating expenses	1,706	2,255	32.2
Depreciation	7,037	7,591	7.9
Total Operating Expenses	21,283	23,070	8.4

EBIT (EARNINGS BEFORE INTEREST & TAXES)	12,801	12,959	1.2
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(597)	(359)	(39.9)
Foreign exchange gain	96	20	(79.2)
Others - net	33	102	-
Other income/(expenses) - net	(468)	(237)	(49.4)

INCOME BEFORE TAX	12,333	12,722	3.2
INCOME TAX EXPENSE	3,144	3,213	2.2
PROFIT FOR THE PERIODS	9,189	9,509	3.5

EBITDA	19,838	20,550	3.6
EBITDA Margin - over oper. revenues	58%	57%	(1.2)

ROA	21%	21%	-
ROE	42%	38%	(4.0)

* the 2010 figures were reclassified to conform with the 2011 presentation